UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2020

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
28 Liberty Street, 39th Floor
New York, New York 10005
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country“), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On February 7, 2020, BeyondSpring Inc. (the “Company”) entered into Amendment No.1 (the “Amendment”) to the Open Market Sale AgreementSM , dated May 21, 2019 (the “Original Sales Agreement” and together with the Amendment, the “Sales Agreement”), with Jefferies LLC as sales agent (the “Agent”) in connection with the Company’s “at the market offering” program (the “ATM Program”). Under the Original Sales Agreement, the Company may offer and sell under the ATM Program ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”), having a maximum aggregate sales price of up to $30,000,000 from time to time through the Agent. Pursuant to the Amendment, the Company may offer and sell up to 2,202,080 Ordinary Shares in the aggregate from time to time through the Agent. Pursuant to a prospectus supplement filed on the date hereof, 1,581,327 Ordinary Shares (the “Offered Shares”) remain available for offer and sale under the Sales Agreement. The Company has previously sold 620,753 Ordinary Shares, having aggregate gross proceeds of $13,023,256 under the ATM Program.

Subject to the terms and conditions of the Sales Agreement, the Agent has agreed to use its commercially reasonable efforts to sell the Ordinary Shares from time to time, based upon the Company’s instructions. The Agent will be entitled to a commission at a fixed rate of 3.0% of the gross sales price for such Ordinary Shares sold pursuant to the Sales Agreement. The sales, if any, of the Ordinary Shares under the Sales Agreement will be made by any method permitted by law that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). The Sales Agreement contains customary representations and warranties of the parties and indemnification and contribution provisions under which the Company has agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act. The Agent and the Company have the right, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement.

The offering has been registered under the Securities Act pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-224437), as supplemented by the Prospectus Supplement dated February 7, 2020 relating to the sale of the Ordinary Shares. This report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Ordinary Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Copies of the Original Sales Agreement and the Amendment are attached as Exhibit 1.1 and Exhibit 1.2 hereto and are incorporated herein by reference. The foregoing description of the Original Sales Agreement, the Amendment and the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibits.

A copy of the opinion of Maples and Calder (Hong Kong) LLP relating to the validity of the Offered Shares is filed herewith as Exhibit 5.1.

The information contained in this report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-224437, the Registration Statement on Form F-3, File No. 333-234193 and the Registration Statement on Form S-8, File No. 333-216639.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

By:	/s/ Lan Huang
Name:	Lan Huang
Title:	Chairman and Chief Executive Officer

Date: February 7,  2020

EXHIBIT INDEX

Exhibit No.	Exhibit

1.1	Open Market Sale Agreement, dated as of May 21, 2019, by and between the Company and Jefferies LLC (incorporated by reference to Exhibit 1.1 of the Current Report on Form 6-K filed on May 22, 2019).

1.2	Amendment No. 1 to the Open Market Sale Agreement, dated as of February 7, 2020, by and between the Company and Jefferies LLC.

5.1	Opinion of Maples and Calder (Hong Kong) LLP.

23.1	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1).